CATHAY PACIFIC

07027028

RECEIVED

2007 OCT -2 A 8:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

25th September 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 24th September 2007.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

Florence Lam
Deputy Company Secretary

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

FL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(a company incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement
Proposed Transaction Will Not Proceed
Resumption of Trading

A proposed acquisition by Cathay Pacific Airways Limited ("Cathay Pacific"), together with China National Aviation Holding Company ("CNAHC"), of shares in China Eastern Airlines Corporation Limited ("China Eastern") will not now proceed. At the request of Cathay Pacific, trading in the shares of Cathay Pacific on The Stock Exchange of Hong Kong Limited was suspended with effect from 2:30 p.m. on 21st September 2007 pending the announcement of a proposed transaction. Application has been made by Cathay Pacific to The Stock Exchange of Hong Kong Limited for the resumption of trading in the shares of Cathay Pacific with effect from 9:30 a.m. on 25th September 2007.

At the request of Cathay Pacific, trading in the shares of Cathay Pacific on The Stock Exchange of Hong Kong Limited was suspended with effect from 2:30 p.m. on 21st September 2007 pending the announcement of a proposed transaction. The transaction contemplated by that announcement will not now proceed. The proposed transaction was an acquisition, together with CNAHC, of shares in China Eastern. A proposal to make the acquisition was to have been made to China Eastern. The acquisition would have replaced that previously proposed by Singapore Airlines Limited and a subsidiary of Temasek Holdings (Private) Limited. The transaction would have been price sensitive for Cathay Pacific because, if it had proceeded, it would have been a notifiable transaction under Chapter 14 of the Listing Rules of The Hong Kong Stock Exchange Limited. Application has been made by Cathay Pacific to The Stock Exchange of Hong Kong Limited for the resumption of trading in the shares of Cathay Pacific with effect from 9:30 a.m. on 25th September 2007.

Directors of Cathay Pacific

As at the date of this announcement, the Directors of Cathay Pacific are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 24th September 2007

CATHAY PACIFIC

RECEIVED
2007 OCT -2 A 8:51

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

24th September 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 21st September 2007.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FM/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Suspension of Trading

At the request of Cathay Pacific Airways Limited (the "Company"), trading in its shares is suspended with effect from 2:30 p.m. on 21st September 2007 pending release of an announcement of the Company under the Listing Rules in respect of a proposed transaction which constitutes price sensitive information.

As at the date of this announcement, the Directors of the Company are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 21st September 2007

END